Exhibit 99.1

Canadian Zinc Corporation - Prairie Creek Mine All Season Road Environmental Assessment Public Hearings completed - Environmental Assessment moves to decision phase

CZN-TSX
CZICF-OTCQB

VANCOUVER, May 2, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") is pleased to report progress on the permit application for an All Season Road for the Company's 100% owned Prairie Creek Mine in the Northwest Territories.

The Environmental Assessment of the proposed All Season Road is being conducted by the Mackenzie Valley Environmental Impact Review Board (the "Review Board").

Community Hearings Held April 24–25, 2017

The Review Board held Community Hearings in Nahanni Butte April 24th and Fort Simpson April 25th. The Community Hearings provided an opportunity for local communities to hear and to participate in a discussion of the issues related to the proposed road development and to raise any concerns directly with the Review Board.

There was strong support shown for the Prairie Creek project from both communities. Transcripts from the Hearings are posted on the Review Board's registry.

Formal (Technical) Hearings Held April 26–28, 2017

The Review Board held Formal (Technical) Hearings in Fort Simpson April 26–28. These more formal Hearings involved review by all registered parties through a series of presentations followed by questions. These Hearings were also open to the public but public comments were limited to specific times at the end of each day.

Participating parties in the Hearings included the Nahanni Butte Dene Band, the Liidlii Kue First Nation, the Dehcho First Nations, Government of the Northwest Territories, Environment and Climate Change Canada, Fisheries and Oceans Canada, Indigenous and Northern Affairs Canada, Natural Resources Canada and Parks Canada Agency.

Canadian Zinc and several other parties gave presentations to the Review Board. All parties had the opportunity to question both the Company and the other parties involved. The parties highlighted direct and indirect impacts of the proposed development and presented impact predictions and mitigation suggestions.

Next Steps

With the Hearings completed, the next step is filing of closing submissions by all parties in May, to be followed shortly thereafter by the closure of the public record.

The Review Board is required to determine whether the proposed road development is likely to cause a significant adverse impact on the environment or to be a cause of significant public concern. The Review Board will prepare a Report of Environmental Assessment and submit the Report to the Minister of Indigenous and Northern Affairs Canada.

Permitting Background

Over the past eight years, Canadian Zinc has successfully completed six Environmental Assessments and obtained all the significant regulatory permits and social licences to undertake construction and development at the Prairie Creek Mine, including a 184 km winter access road which connects the Prairie Creek Mine to the NWT Liard Hwy 7.

The access road, part of which passes over Crown land and part through the Nahanni National Park Reserve, is multi-jurisdictional and the Company has already received from both the Water Board and from Parks Canada, all necessary road-related permits and licences to use the access road in winter months.

In April 2014, the Company submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the upgrade of the winter access road to all season use.

The application was referred to Environmental Assessment by the Mackenzie Valley Land and Water Board, which is responsible under the Mackenzie Valley Resource Management Act for carrying out the Environmental Assessment and review process in the Mackenzie Valley.

The All Season Road application has now passed through the various stages of the Environmental Assessment, including a Written Hearing on the terms of reference, Scoping Sessions, submittal of a Developers Assessment Report, two formal Information Requests and Technical Sessions, and the Public Hearings described above.

Further detailed information on all regulatory correspondence and documents are posted on the Review Board website public registry at: http://www.reviewboard.ca/registry.

About the Review Board

The Mackenzie Valley Environmental Impact Review Board was established by the Mackenzie Valley Resources Management Act in 1998 as an independent administrative tribunal responsible for the environmental impact assessment process in the Mackenzie Valley, Northwest Territories. As a co-management board, aboriginal land claim organizations nominate half of the board members, and the federal and territorial governments nominate the other half of the board members. The Minister of Indigenous and Northern Affairs Canada appoints all the members to the Review Board.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Fax: (604) 688-2043, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, Fax: (416) 368-5344; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 02-MAY-17